                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 11-K

                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998


                         COMMISSION FILE NUMBER 1-9037

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below: The IT Corporation Retirement Plan.

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office: International Technology Corporation, 2790 Mosside Boulevard, Monroeville, PA 15146.

                             Audited Financial Statements


                             The IT Corporation
                             Retirement Plan


                             Years ended December 31, 1998 and 1997
                             with Report of Independent Auditors

                       The IT Corporation Retirement Plan

                          Audited Financial Statements


                     Years ended December 31, 1998 and 1997



                                    Contents



Report of Independent Auditors.............................................  1

Audited Financial Statements

Statements of Net Assets Available for Benefits............................  2
Statements of Changes in Net Assets Available For Benefits.................  3
Notes to Financial Statements..............................................  4


Supplemental Schedules


Line 27a--Schedule of Assets Held for Investment Purposes.................. 14
Line 27d--Schedule of Reportable Transactions.............................. 15

                         Report of Independent Auditors



IT Corporation
  as Plan Administrator of
  The IT Corporation Retirement Plan


We have audited the accompanying statements of net assets available for benefits of The IT Corporation Retirement Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                    Ernst & Young LLP


Pittsburgh, Pennsylvania
May 28, 1999

                       The IT Corporation Retirement Plan

                Statements of Net Assets Available for Benefits


                                                               December 31
                                                        1998               1997
                                                     ------------------------------
Assets
Investments, at fair value                             $132,612,109    $105,679,016

Receivables:
 Employer contributions                                   2,323,793       2,310,561
 Employee contributions                                     634,532         561,728
                                                     ------------------------------
                                                          2,958,325       2,872,289
                                                     ------------------------------
Net assets available for benefits                      $135,570,434    $108,551,305
                                                      =============================


See accompanying notes.

                       The IT Corporation Retirement Plan

           Statements of Changes in Net Assets Available for Benefits

                                                                 Year Ended December 31
                                                                1998               1997
                                                             ------------------------------
Additions:
 Investment income:
   Interest and dividend income                                  $7,239,112      $6,356,791
   Net realized and unrealized appreciation in
    fair value of investments                                    13,044,761      11,942,887
                                                             ------------------------------
                                                                 20,283,873      18,299,678
Contributions:
 Employer contributions                                           3,481,269       3,582,958
 Employee contributions                                           7,302,584       6,844,668
                                                             ------------------------------
Total additions                                                  31,067,726      28,727,304

Deductions:
 Benefit and withdrawal payments to participants                 11,515,100      12,823,519
                                                             ------------------------------
Increase prior to transfers                                      19,552,626      15,903,785
Net transfers to (from) the Plan                                  7,466,503       2,233,886
                                                             ------------------------------

Net additions                                                    27,019,129      18,137,671
Net assets available for benefits, beginning of year            108,551,305      90,413,634
                                                             ------------------------------
Net assets available for benefits, end of year                 $135,570,434    $108,551,305
                                                             ==============================

See accompanying notes.

                       The IT Corporation Retirement Plan

                         Notes to Financial Statements


                               December 31, 1998


1. Description of Plan

The following description of The IT Corporation Retirement Plan (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The IT Corporation Retirement Plan is a defined contribution profit sharing plan which covers substantially all employees of The IT Group, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

During 1997, approximately $2,300,000 of participant accounts were transferred into the Plan in connection with several acquisitions by the Company.

On February 3, 1998, approximately $2,795,000 of participant accounts were transferred into the Plan, in connection with the Company's acquisition of Pacific Environmental Group, Inc. In addition, approximately $6,577,000 of participant accounts were transferred into the Plan on May 1, 1998 in connection with the Company's acquisition of Jellinek, Schwartz, and Connolly, Inc. Lastly, approximately $2,372,000 of participant accounts were transferred out of the Plan in February 1998 in connection with the Company's divestiture of its Wilmington, California remediation services division.

In February 1998, the Company acquired OHM Corporation, a publicly-traded provider of technology-based, on-site hazardous waste remediation services in the United States. In April 1999, subsequent to year-end, approximately $51,851,063 of participant accounts were transferred into the Plan from OHM Corporation's Retirement Savings Plan.

Contributions

The Company contributes 3% of each participant's eligible compensation to the Plan ("fixed contribution"). The Plan permits annual employee contributions of between 1% and 15% of participants' eligible compensation. In addition to the fixed contribution, the Company matches employee contributions ("matching contribution") up to 2% of participants' eligible compensation by matching 50% of each participant's contribution (up to 4% of eligible compensation) to the Plan.

                       The IT Corporation Retirement Plan

1. Description of Plan (continued)

Contributions (continued)

In addition, the Company may, in its sole discretion, contribute a discretionary amount determined by the Company's board of directors based on the financial success of the Company. This amount is allocated to participants' accounts based on the amount of compensation deferred by each participant. No discretionary contributions were made by the Company for the years ended December 31, 1998 or 1997.

Participant Accounts

Each participant elects a fund or a combination of funds for the investment of their account. The income of the Plan, together with any gains in the value of the investments, increases participants' accounts proportionately based on their account balances to total account balances. Losses reduce participants' accounts in the same manner. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions and to pay administrative expenses of the Plan.

Vesting

Employees are eligible to become participants of the Plan one year after their hire date. Participants are immediately vested in their contributions plus actual earnings thereon. Participants become vested in employer contributions at the rate of 20% after two years of service and an additional 20% for each year of service thereafter until participants are 100% vested after six years of service.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of nine investment options, all of which are managed by Fidelity Investments, with the exception of the Company common stock fund:


  Fidelity Asset Manager Fund--Invests in domestic and foreign stocks, bonds and short-term instruments of the U.S. and foreign issuers.

  Fidelity Asset Manager Growth Fund--Invests in stocks, bonds and short-term instruments.

                       The IT Corporation Retirement Plan

1. Description of Plan (continued)

Investment Options (continued)


  Fidelity Asset Manager Income Fund--Invests in bonds and short-term instruments and a small amount of common stock.

  Company Stock Fund--Invests primarily in the common stock of The IT Group, Inc. The remainder is held in cash or short-term instruments.

  Fidelity Equity Income Fund--Invests in income-producing common and preferred stocks and bonds.

  Fidelity Intermediate Bond Fund--Invests in corporate debt obligations and U.S. Government or agency obligations.

  Fidelity Magellan Fund--Invests in common stocks and securities convertible to common stock issued by companies operating in the U.S. or abroad.

  Fidelity Overseas Fund--Invests in common stocks and debt instruments of foreign business and governments.

  Fidelity Retirement Money Market Fund--Invests in high quality, U.S. dollar-denominated money market instruments of U.S. and foreign issuers.


Participants may change their investment options on a daily basis.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Prior to May 27, 1998, loan terms ranged from six months to three years. The Plan was amended May 27, 1998 to permit loans of at least $2,000 to be repaid over a period not to exceed five full years. The loans are secured by the balance in the participant's account and bear interest at rates between 9.25% and 10%. Principal and interest is paid ratably through monthly payroll deductions.

                       The IT Corporation Retirement Plan

1. Description of Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Investments in registered investment companies and common stock are valued at quoted market prices on the last business day of the plan year. The participant notes receivable are valued at cost, which approximates fair value.

Investment Transactions Gains and Losses

Purchases and sales of investments are reflected on the trade dates. Realized gains and losses from investment transactions represent the difference between the proceeds received and the weighted average cost of the securities sold. Unrealized gains and losses on investments are measured by the change in the difference between the market value of the investments held at the beginning and end of the plan year. Cash dividends are recorded on the ex-dividend dates and interest is recorded as earned on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                       The IT Corporation Retirement Plan

3. Investments

The net assets available for benefits as of December 31, 1998 and 1997 with fund information is as follows:


                                                                    December 31, 1998
                     ------------------------------------------------------------------------------------------------------------
                                 Fidelity    Fidelity                                                               Fidelity
                      Fidelity    Asset       Asset                Fidelity    Fidelity                             Retirement
                       Asset     Manager     Manager    Company     Equity   Intermediate  Fidelity    Fidelity       Money
                      Manager     Growth      Income     Stock      Income       Bond      Magellan    Overseas      Market
                        Fund       Fund        Fund      Fund        Fund        Fund        Fund        Fund         Fund
                     -------------------------------------------------------------------------------------------------------------
ASSETS
Investments, at
 fair value           $2,197,241  $4,819,057 $1,251,133  $944,089  $33,917,077  $7,494,143  $52,666,850  $5,403,853  $22,459,118
Participant notes
 receivable                   --          --         --        --           --          --           --          --           --
                      ------------------------------------------------------------------------------------------------------------
Total investments      2,197,241   4,819,057  1,251,133   944,089   33,917,077   7,494,143   52,666,850   5,403,853   22,459,118
                      ------------------------------------------------------------------------------------------------------------
Receivables:
 Employer's
  contributions           52,276     151,501     24,887    19,171      328,125     113,097      846,086     138,123      650,527
 Employee
  contributions           13,963      43,991      5,486     4,585      141,177      24,725      203,272      35,985      161,348
                      ------------------------------------------------------------------------------------------------------------
Total receivables         66,239     195,492     30,373    23,756      469,302     137,822    1,049,358     174,108      811,875
                      ------------------------------------------------------------------------------------------------------------
Net assets available
 for benefits         $2,263,480  $5,014,549 $1,281,506  $967,845  $34,386,379  $7,631,965  $53,716,208  $5,577,961  $23,270,993
                      ============================================================================================================

                        December 31, 1998
                     ------------------------
                        Loan
                        Fund       Total
                     -------------------------
ASSETS
Investments, at
 fair value           $       --  $131,152,561
Participant notes
 receivable            1,459,548     1,459,548
                      ------------------------
Total investments      1,459,548   132,612,109
                      ------------------------
Receivables:
 Employer's
  contributions               --     2,323,793
 Employee
  contributions               --       634,532
                      ------------------------
Total receivables             --     2,958,325
                      ------------------------
Net assets available
 for benefits         $1,459,548  $135,570,434
                      ========================

                       The IT Corporation Retirement Plan

3. Investments (continued)

The net assets available for benefits as of December 31, 1998 and 1997 with fund information is as follows:


                                                                    December 31, 1997
                     ------------------------------------------------------------------------------------------------------------
                                 Fidelity    Fidelity                                                               Fidelity
                      Fidelity    Asset       Asset                Fidelity    Fidelity                             Retirement
                       Asset     Manager     Manager    Company     Equity   Intermediate  Fidelity    Fidelity       Money
                      Manager     Growth      Income     Stock      Income       Bond      Magellan    Overseas      Market
                        Fund       Fund        Fund      Fund        Fund        Fund        Fund        Fund         Fund
                     -------------------------------------------------------------------------------------------------------------
ASSETS
Investments, at
 fair value           $1,045,857  $2,993,805  $444,825   $402,604  $30,652,302  $5,923,176  $39,194,864  $4,733,770  $18,850,454
Participant notes
 receivable                   --          --        --         --           --          --           --          --           --
                      ------------------------------------------------------------------------------------------------------------
Total investments      1,045,857   2,993,805   444,825    402,604   30,652,302   5,923,176   39,194,864   4,733,770   18,850,454
                      ------------------------------------------------------------------------------------------------------------
Receivables:
 Employer's
  contributions           33,287      97,242    11,623     11,738      524,674     106,442      694,903     142,022      688,630
 Employee
  contributions           10,406      35,447     3,880      2,201      150,600      24,854      186,433      38,589      109,318
                      ------------------------------------------------------------------------------------------------------------
Total receivables         43,693     132,689    15,503     13,939      675,274     131,296      881,336     180,611      797,948
                      ------------------------------------------------------------------------------------------------------------
Net assets available
 for benefits         $1,089,550  $3,126,494  $460,328   $416,543  $31,327,576  $6,054,472  $40,076,200  $4,914,381  $19,648,402
                      ============================================================================================================

                        December 31, 1997
                     ------------------------
                        Loan
                        Fund       Total
                     -------------------------
ASSETS
Investments, at
 fair value           $       --  $104,241,657
Participant notes
 receivable            1,437,359     1,437,359
                      ------------------------
Total investments      1,437,359   105,679,016
                      ------------------------
Receivables:
 Employer's
  contributions               --     2,310,561
 Employee
  contributions               --       561,728
                      ------------------------
Total receivables             --     2,872,289
                      ------------------------
Net assets available
 for benefits         $1,437,359  $108,551,305
                      ========================

                       The IT Corporation Retirement Plan

3. Investments (continued)


For the years ended December 31, 1998 and 1997, the changes in net assets available for benefits of each investment fund are as follows:

                                                                     December 31, 1998
                         -----------------------------------------------------------------------------------------------------------
                                       Fidelity    Fidelity                                                              Fidelity
                           Fidelity     Asset       Asset                Fidelity    Fidelity                           Retirement
                            Asset      Manager     Manager    Company     Equity   Intermediate   Fidelity   Fidelity      Money
                           Manager      Growth      Income     Stock      Income       Bond       Magellan   Overseas      Market
                             Fund        Fund        Fund      Fund        Fund        Fund         Fund       Fund         Fund
                         -----------------------------------------------------------------------------------------------------------
Additions:
 Investment income:
  Interest and dividends   $389,621    $673,660    $104,835    $2,072   $1,962,293    $383,414  $2,493,872    $115,577   $1,113,768

  Net realized and
   unrealized
   appreciation
   (depreciation) in
   fair value of
   investments             (139,099)    (22,381)    (10,010)  365,337    1,622,513      57,134  10,680,591     490,676           --

Contributions:
  Employer                   78,764     234,093      35,124    30,433      395,704     135,645   1,121,179     197,216    1,253,111
  Employee                  161,007     520,784      64,775    51,194    1,843,382     277,172   2,379,335     445,662    1,559,273
                         -----------------------------------------------------------------------------------------------------------
Total additions             490,293   1,406,156     194,724   449,036    5,823,892     853,365  16,674,977   1,249,131    3,926,152

Deductions:
 Benefit and withdrawal
  payments                   83,975     528,231      23,431    87,647    3,367,583     684,881   3,509,323     535,482    2,545,894
                         -----------------------------------------------------------------------------------------------------------
Increase (decrease)
 prior to transfers         406,318     877,925     171,293   361,389    2,456,309     168,484  13,165,654     713,649    1,380,258

Interfund transfers
 (net)                      410,755     680,283      13,915   148,707   (1,057,087)  1,062,862     566,604    (129,413)  (1,779,906)

Net transfers to
 (from) the Plan            356,857     329,847     635,970    41,206    1,659,581     346,147     (92,250)     79,344    4,022,239
                         -----------------------------------------------------------------------------------------------------------
Net increase              1,173,930   1,888,055     821,178   551,302    3,058,803   1,577,493  13,640,008     663,580    3,622,591

Net assets available
 for benefits,
 beginning of year        1,089,550   3,126,494     460,328   416,543   31,327,576   6,054,472  40,076,200   4,914,381   19,648,402
                         -----------------------------------------------------------------------------------------------------------

Net assets available for
 benefits, end of year   $2,263,480  $5,014,549  $1,281,506  $967,845  $34,386,379  $7,631,965 $53,716,208  $5,577,961  $23,270,993
                         ===========================================================================================================

                              December 31, 1998
                           ------------------------
                              Loan
                              Fund       Total
                           -------------------------
Additions:
 Investment income:
  Interest and dividends     $     --   $ 7,239,112

  Net realized and
   unrealized appreciation
   (depreciation) in
   fair value of
   investments                     --    13,044,761

Contributions:
  Employer                         --     3,481,269
  Employee                         --     7,302,584
                           ------------------------
Total additions                    --    31,067,726

Deductions:
 Benefit and withdrawal
  payments                    148,653    11,515,100
                           ------------------------
Increase (decrease)
 prior to transfers          (148,653)   19,552,626

Interfund transfers (net)      83,280            --

Net transfers to (from)
 the Plan                      87,562     7,466,503
                           ------------------------
Net increase                   22,189    27,019,129
Net assets available
 for benefits,
 beginning of year          1,437,359   108,551,305
                           ------------------------
Net assets available for
 benefits, end of year     $1,459,548  $135,570,434
                           ========================

                       The IT Corporation Retirement Plan

3. Investments (continued)

                                                                     December 31, 1997
                           ---------------------------------------------------------------------------------------------------------
                                        Fidelity  Fidelity                                                                 Fidelity
                            Fidelity     Asset     Asset                Fidelity    Fidelity                              Retirement
                             Asset      Manager   Manager    Company     Equity   Intermediate   Fidelity     Fidelity       Money
                            Manager      Growth    Income     Stock      Income       Bond       Magellan     Overseas       Market
                              Fund        Fund      Fund      Fund        Fund        Fund         Fund         Fund          Fund
                          ---------------------------------------------------------------------------------------------------------
Additions:
 Investment income:
  Interest and dividends     $87,712   $315,257   $27,884    $1,460   $1,716,831    $378,809    $2,576,723    $247,496   $1,004,619

  Net realized and
   unrealized
   appreciation
   (depreciation) in
   fair value of
   investments                64,723    220,153    12,681   (38,564)   5,515,753      45,358     5,861,194     261,589           --
 Contributions:
  Employer                    49,680    150,650    17,958    18,993      658,037     137,066       973,530     204,504    1,372,540
  Employee                   136,566    356,433   108,579    29,356    1,710,270     331,768     2,220,758     500,659    1,450,279
                          ---------------------------------------------------------------------------------------------------------
Total additions              338,681  1,042,493   167,102    11,245    9,600,891     893,001    11,632,205   1,214,248    3,827,438

Deductions:
 Benefit and withdrawal
  payments                    60,425    337,843    11,345    19,846    4,046,276     630,640     3,812,541     696,269    2,923,122
                          ---------------------------------------------------------------------------------------------------------
Increase (decrease)
 prior to transfers          278,256    704,650   155,757    (8,601)   5,554,615     262,361     7,819,664     517,979      904,316

Interfund transfers (net)    296,364  1,052,824   100,053    38,994    1,065,433    (397,379)   (2,674,839)    (67,996)     235,023
Net transfers to (from)
 the Plan                    201,810         --        --       (50)   1,417,340          --       574,391          --       39,855
                          ---------------------------------------------------------------------------------------------------------

Net increase (decrease)      776,430  1,757,474   255,810    30,343    8,037,388    (135,018)    5,719,756     449,983    1,179,194
Net assets available for
 benefits, beginning
 of year                     313,120  1,369,020   204,518   386,200   23,290,188   6,189,490    34,356,444   4,464,398   18,469,208
                          ---------------------------------------------------------------------------------------------------------
Net assets available for
 benefits, end of year    $1,089,550 $3,126,494  $460,328  $416,543  $31,327,576  $6,054,472   $40,076,200  $4,914,381  $19,648,402
                          =========================================================================================================


                                 December 31, 1997
                             -------------------------
                                 Loan
                                 Fund        Total
                             --------------------------
Additions:
 Investment income:
  Interest and dividends     $      --     $ 6,356,791
  Net realized and
   unrealized
   appreciation
   (depreciation) in
   fair value of
   investments                      --      11,942,887
 Contributions:
  Employer                          --       3,582,958
  Employee                          --       6,844,668
                             --------------------------
Total additions                     --      28,727,304

Deductions:
 Benefit and withdrawal
  payments                     285,212      12,823,519
                             --------------------------

Increase (decrease)
 prior to transfers           (285,212)     15,903,785
Interfund transfers (net)      351,523              --
Net transfers to (from)
 the Plan                           --       2,233,886
                             --------------------------
Net increase (decrease)         66,311      18,137,671
Net assets available for
 benefits, beginning
 of year                      1,371,048     90,413,634
                             --------------------------
Net assets available for
 benefits, end of year       $1,437,359   $108,551,305
                             ==========================


                       The IT Corporation Retirement Plan

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 27, 1996 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code) and that the trust, therefore, is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. Year 2000 (Unaudited)

The Plan Sponsor has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle Year 2000 dates. The Plan Sponsor is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the Year 2000 modifications. The Plan Sponsor anticipates substantially completing this phase of the project by June 1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Plan Sponsor.

For the second phase of the project, plan management established formal communications with its third party service providers to determine that they have developed plans to address their own Year 2000 problems as they relate to the Plan's operations. All third party service providers have indicated that they will be Year 2000 compliant by mid-1999. If modification of data processing systems of either the Plan, the Plan Sponsor, or its service providers are not completed timely, the Year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be Year 2000 ready.

6. Subsequent Events

Effective January 1, 1999, the Company amended the Plan to discontinue the fixed contribution and to revise the matching contribution, whereby the Company will contribute up to 4% of a participant's contribution by matching 100% of each participant's contribution (up to 4% of eligible compensation).

Effective January 1, 1999, the Company, at its discretion, may direct that any or all of the employer matching contribution for any plan year be made in or invested in the Company Stock Fund.

Additionally, as of January 1, 1999, the Plan will allow a participant to make one withdrawal per calendar quarter upon incurring a hardship as determined by the Company in accordance with the rules of uniform application which the Company may from time to time prescribe.

                             Supplemental Schedules

                      The IT Corporation Retirement Plan


                           EIN #94-1259053 Plan #002


           Line 27a--Schedule of Assets Held for Investment Purposes


                               December 31, 1998



                                                          Number                      Current
          Description of Investment                     of Shares        Cost          Value
--------------------------------------------------------------------------------------------------
Interest in Registered Investment Company:
------------------------------------------

*Fidelity Asset Manager Fund                              126,351   $  2,299,962   $  2,197,241
*Fidelity Asset Manager Growth Fund                       257,980      4,820,016      4,819,057
*Fidelity Asset Manager Income Fund                       101,553      1,256,611      1,251,133
*Fidelity Equity Income Fund                              610,568     25,724,367     33,917,077
*Fidelity Intermediate Bond Fund                          729,712      7,472,151      7,494,143
*Fidelity Magellan Fund                                   435,912     35,694,391     52,666,850
*Fidelity Overseas Fund                                   150,190      4,707,954      5,403,853
*Fidelity Retirement Money Market Fund                 22,459,118     22,459,118     22,459,118

*Company Stock Fund                                        95,293        770,177        944,089
Participant loans (9.25% to 10.75%)                            --             --      1,459,548
                                                                    ------------------------------
Total                                                               $105,204,747   $132,612,109
                                                                    ==============================

*Party-in-interest

                       The IT Corporation Retirement Plan

                           EIN #94-1259053 Plan #002

                 Line 27d--Schedule of Reportable Transactions


                          Year ended December 31, 1998

                                                                                                Current
                                                                                                Value of
                                                                                                Asset on
        Identity of Party                                                                     Transaction
      and Asset Description                  Purchases        Sales        Cost of Asset          Date           Net Gain
----------------------------------------------------------------------------------------------------------------------------

Category (iii)--Series of transactions in excess of 5% of plan assets:
---------------------------------------------------------------------
Fidelity Equity Income Fund                  $10,860,101  $          --        $10,860,101      $10,860,101  $           --
Fidelity Equity Income Fund                           --      9,217,837          7,402,305        9,217,837        1,815,532
Fidelity Intermediate Bond Fund                4,651,134             --          4,651,134        4,651,134               --
Fidelity Intermediate Bond Fund                       --      3,137,300          3,134,920        3,137,300            2,380
Fidelity Magellan Fund                        13,166,557             --         13,166,557       13,166,557               --
Fidelity Magellan Fund                                --     10,375,162          8,681,783       10,375,162        1,693,379
Fidelity Overseas Fund                         4,633,443             --          4,633,443        4,633,443               --
Fidelity Overseas Fund                                --      4,454,037          4,254,822        4,454,037          199,215
Fidelity Retirement Money Market Fund         18,854,409             --         18,854,409       18,854,409               --
Fidelity Retirement Money Market Fund                 --     15,245,745         15,245,745       15,245,745               --

There were no category (i), (ii) or (iv) reportable transactions during 1998.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan's sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.


                                           The IT Corporation Retirement Plan

Date:  June 29, 1999

                                           /s/ ANTHONY J. DELUCA
                                           -----------------------------------
                                           Anthony J. DeLuca
                                           Chief Executive Officer and President